Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:
Name and Address of Company

Denison Mines Corp. (“Denison” or the “Company”)
1100 – 40 University Avenue
Toronto, ON M5J 1T1

Item 2:
Dates of Material Change

March 15, 2021

Item 3:
News Release

A news release announcing the material change was disseminated on March 15, 2021 through the facilities of CNW Group (Cision), a copy of which has been filed under Denison’s profile on SEDAR.

Item 4:
Summary of Material Change

On March 15, 2021, Denison entered into an agreement with Cantor Fitzgerald Canada Corporation (“CFCC”), as lead underwriter and sole book-runner, on behalf of itself and a syndicate of underwriters (collectively with CFCC, the "Underwriters"), under which the Underwriters agreed to purchase, on a bought deal basis, 68,200,000 units of the Company (the "Units") at the price of USD$1.10 per Unit (the "Issue Price") for aggregate gross proceeds of approximately USD$75 million (the "Unit Offering").

Item 5:
Full Description of Material Change

5.1 Full Description of Material Change

On March 15, 2021, Denison entered into an agreement with CFCC, as lead underwriter and sole book-runner, on behalf of itself and a syndicate of underwriters, under which the Underwriters have agreed to purchase, on a bought deal basis, 68,200,000 Units at the Issue Price for aggregate gross proceeds of approximately USD$75 million.

Each Unit will consist of one common share in the capital of the Company (a “Common Share”) and one-half of one transferable common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant is exercisable to acquire one Common Share (a “Warrant Share”) at an exercise price of USD$2.25 per Warrant Share for 24 months after issuance. The Warrants will not be listed.

In addition, Denison has agreed to grant to the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, at the sole discretion of the Underwriters to purchase up to an additional 10,230,000 Units at the Issue Price for a period of up to 30 days after the closing of the Unit Offering, for potential additional gross proceeds to Denison of up to approximately USD$11.25 million.

Denison will pay to the Underwriters a cash commission equal to 5% of the gross proceeds of the Unit Offering, including any proceeds received from the exercise of the Over-Allotment Option.

Net proceeds of the Unit Offering are anticipated to be used to fund the strategic purchase of uranium concentrates (“U3O8” or “Uranium”) to be held by Denison as a long-term investment, intended to support the potential future financing of the advancement and/or construction of the Company’s flagship 90% owned Wheeler River Uranium Project (“Wheeler River”). Uranium purchases are planned to be made in the uranium spot market, with a target of accumulating approximately 2.5 million pounds of U3O8.

The Unit Offering will be made by way of a prospectus supplement (the "Prospectus Supplement") to the Company's existing Canadian short form base shelf prospectus dated June 2, 2020 (the "Base Shelf Prospectus"). The Prospectus Supplement will be filed with the securities commissions in each of the provinces and territories of Canada, except Quebec.

The Unit Offering is expected to close on or about March 22, 2021.

The Company’s at-the-market equity offering program qualified under a supplement dated November 13, 2020 to the Base Shelf Prospectus (the “ATM Offering”) will be terminated in connection with the Unit Offering and the Company will no longer offer or sell any common shares through the facilities of the Toronto Stock Exchange (the “TSX”) and/or the NYSE American pursuant to the ATM Offering.

The Unit Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX and the NYSE American.

5.2 Disclosure of Restructuring Transactions

Not applicable

Item 6:
Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7:

Omitted Information

Not applicable

Item 8:
Executive Officer

For further information, please contact David Cates, President & Chief Executive Officer, at (416) 979-1991 Ext. 362.

Item 9:
Date of Report

March 17, 2021

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this report constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this report contains forward-looking information pertaining to: the likelihood of completion of the Unit Offering and estimated timing for completion, the ability to obtain the necessary regulatory authority and approvals to complete the Unit Offering, the use of proceeds of the Unit Offering, including the acquisition of approximate quantities of Uranium, the strategic objectives of Denison, including the potential advancement of the Wheeler River project through project evaluation and de-risking to construction and production, the potential benefits to Denison of holding physical uranium, including as financial de-risking, collateral and/or appreciation in value, Denison’s joint venture interests, and the continuation of its contracts with third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, if market conditions remain volatile and/or COVID-19 mitigation measures result in more social and economic disruptions, Denison may not be able to complete the Unit Offering on the terms herein described or at all or pursue its evaluation and environmental assessment activities necessary to advance the Wheeler River project, which could have significant impacts on Denison. Denison may not be able to deploy the proceeds as intended, if Uranium is not available to be purchased at all or at prices deemed appropriate. Further, should the price of uranium materially decline, Denison’s strategy of acquiring and holding physical uranium could expose Denison to significant losses and adversely impact the financial position of the Company. In addition, the currently anticipated evaluation and environmental assessment activities may not be maintained after further testing or Denison may decide or otherwise be required to alter or discontinue testing, evaluation and development work, if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.) and the Company may not be able to, or may choose not to, proceed to a feasibility study, construction or production for Wheeler River. Denison believes that the expectations reflected in this forward-looking information are reasonable and no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the Management’s Discussion and Analysis dated March 4, 2021 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this report is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this report. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this report to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.